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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        NOVACARE EMPLOYEE SERVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                        NOVACARE EMPLOYEE SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   66986 Q 10
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                LOREN J. HULBER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        NOVACARE EMPLOYEE SERVICES, INC.
                         VALLEY FORGE CORPORATE CENTER
                             2621 VAN BUREN AVENUE
                         NORRISTOWN, PENNSYLVANIA 19403
                           TELEPHONE: (610) 650-4700
                           FACSIMILE: (610) 650-4705
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              ANDREW J. BECK, ESQ.
                                HAYTHE & CURLEY
                                237 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 880-6000
                           FACSIMILE: (212) 682-0200

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is NovaCare Employee Services, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is Valley Forge Corporate Center, 2621 Van Buren Avenue, Norristown, Pennsylvania 19403. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Company Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This statement relates to a tender offer by New Plato Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Plato Holdings, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated September 15, 1999, to purchase all outstanding Shares at $2.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 15, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). As set forth in the Schedule 14D-1, the principal executive offices of each of Purchaser and Parent are located at c/o Patricof & Co. Ventures, Inc., 455 South Gulph Road, Suite 410, King of Prussia, Pennsylvania 19406.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 8, 1999 (the "Merger Agreement"), among the Company, Purchaser and Parent. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"). The Merger Agreement is incorporated herein by reference and is summarized in Item 3 of this Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) Name and Address of the Company.

     The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Arrangements with the Company's Executive Officers, Directors and Affiliates.

     Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements or arrangements or understandings and actual or potential conflicts of interest between the Company and its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) Parent, its executive officers, directors and affiliates.

     (1) Certain contracts, agreements, arrangements, or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described under the captions "Compensation of Directors of the Company," "Compensation of Executive Officers of the Company," "Aggregated Option Exercises in Fiscal Year 1998 and Fiscal Year-End Option Values," "Compensation Committee Report," "Employment Agreements," "Certain Transactions," and "Approval of Increase in Number of Shares Issuable Under Stock Option Plan" on pages 6-21 of the Company's Proxy Statement, dated October 28, 1998, for the Company's 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement"), a copy of which was previously furnished to stockholders. A copy of such portions of the 1998 Proxy Statement is incorporated herein by reference. In addition, each other material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described below.

     Stock Option Grants. Officers and directors of the Company hold outstanding stock options under the Company's stock option plans. The consummation of the Merger will be deemed to be a "change in control" under such plans, which will result in the acceleration of the vesting of such options. Since June 30, 1998, the Company has granted to its employees, directors and officers options to purchase an aggregate of 1,156,000 Shares, including options to purchase an aggregate of 775,000 Shares granted to executive officers and
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directors of the Company (the "Fiscal 1999 Option Grants"). All of the Fiscal
1999 Option Grants have exercise prices which are greater than the Offer Price. Pursuant to the Merger Agreement, the Company has agreed to obtain the cancellation of all of the "underwater" options which are held by executive officers, directors or other affiliates of the Company or any of its affiliates.

     Change of Control. Loren J. Hulber, President and Chief Executive Officer of the Company and a director, is entitled to terminate his employment with the Company and receive certain severance benefits in the event of a "Change of Control" of the Company, as that term is defined in the employment agreement, as amended, between the Company and Mr. Hulber. The satisfaction of the Minimum Condition (as hereinafter defined) as described in this Schedule 14D-9 would constitute a "Change of Control" as defined in Mr. Hulber's employment agreement.

     Transaction Bonuses. Each of Loren J. Hulber, Aven A. Kerr, Executive Vice President and Chief Operating Officer of the Company, Daniel R. Rishavy, Senior Vice President of Marketing and Sales, Christina D. Harris, Esq., Senior Vice President and General Counsel of the Company, and James E. Boyd, Region President -- Southeast, have Transaction Bonus Agreements which entitle them upon the consummation of the Merger, to receive Transaction Bonus Payments of $250,000, $125,000, $90,000, $67,500 and $71,577, respectively, based on the
Offer Price. A copy of these Transaction Bonus Agreements are filed as Exhibits
(c)(9) through (c)(13) hereto, respectively, and are incorporated herein by reference. Each such transaction bonus arrangement was established by the Company Board to provide the Company's officers with a financial incentive to maximize shareholder value in connection with any proposed sale of the Company.

     Management Changes. Concurrently with the execution of the Merger Agreement, the Company and Parent agreed that following the Merger, Loren J. Hulber will be elected Chairman of the Board of the Company and Craig P. Coy will be appointed Chief Executive Officer. Mr. Coy has been Chief Executive Officer of HR, Logic, Inc., a portfolio company jointly owned by Patricof & Co. Ventures, Inc. ("Patricof") and Fidelity Ventures Limited.

     Relationships with NovaCare. The Company was established by NovaCare, Inc., a Delaware corporation ("NovaCare"), in September 1996 and completed its initial public offering of 5,750,000 Shares in November 1997. As of the date of this Schedule 14D-9, NovaCare owned approximately 64% of the issued and outstanding Shares. In February 1997, the Company and NovaCare entered into a services contract with the Company ("NovaCare Contract"), whereby principally all of NovaCare's employees were co-employed by the Company. Under the NovaCare Contract, the Company provides traditional professional employer organization ("PEO") services such as payroll and benefits management, worksite safety evaluation, employment-related risk management and compensation and benefits consultation. In January 1998, NovaCare initiated a restructuring plan to favorably position one of its operating divisions for recent changes in the Medicare reimbursement system as mandated by the Balanced Budget Act of 1997. The intent of the plan was to reduce substantially the cost of its workforce by transitioning to a lower cost operating model for providing quality therapy services. In support of this transition and to address NovaCare's increased demand for additional human resource services, the Company and NovaCare renegotiated the NovaCare Contract, effective July 1, 1998.

     On March 31, 1999, NovaCare announced that due primarily to lower reimbursement rates and to declines in rehabilitation caseloads at long-term care customer facilities, resulting from the new reimbursement structure for therapy under the Medicare program, NovaCare would be forced to exit selected long-term care markets and facilities, and would continue to lower expenses by reducing labor costs. On June 1, 1999, NovaCare sold its remaining long-term care services business to Chance Murphy, Inc., an independent company managed by a subsidiary of Integrated Health Services, Inc. The Company entered into a one-month transition services agreement with Chance Murphy, Inc. In addition, on July 1, 1999, NovaCare sold its orthotics and prosthetics services business. The Company entered into a six-month transition agreement with the buyer which was subsequently extended for an additional six-month term on August 30, 1999. Based on

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these announcements, the Company and NovaCare negotiated new contract terms to reflect changes in NovaCare's ongoing service needs. Effective July 1, 1999, the Company and NovaCare replaced the NovaCare Contract with two agreements: (i) a four-year agreement relating to NovaCare's PROH Division (the "PROH Contract"), and (ii) an agreement relating to NovaCare's corporate support personnel (the "Corporate Support Services Agreement"). A copy of these agreements are filed as Exhibits (c)(14) and (c)(15) hereto, respectively, and are incorporated herein by reference.

     Pursuant to the Merger Agreement, Parent and Purchaser have the right to terminate the Merger Agreement and require the Company to pay to Parent a break-up fee of $4,500,000 or have all of Parent's and Purchaser's reasonable out-of-pocket expenses reimbursed as a result of the failure of NovaCare to satisfy certain conditions as set forth in Item 3(b)(2) below in the description of the termination provisions of the Merger Agreement. NovaCare on September 8, 1999 executed a letter (the "NovaCare Indemnification Letter") addressed to the Company agreeing to pay or reimburse the Company for any break-up fees or expenses incurred by the Company in the event that Parent and Purchaser terminate the Merger Agreement pursuant to Sections 7.1(d)(i)(D), 7.1(d)(iii), 7.1(d)(iv), 7.1(d)(v) or 7.1(d)(vii) of the Merger Agreement. A copy of the NovaCare Indemnification Letter is filed as Exhibit (c)(16) hereto and is incorporated herein by reference.

     On September 8, 1999, the Company and NovaCare entered into a Transfer and Licensing Agreement (the "Transfer and Licensing Agreement") whereby NovaCare irrevocably transferred to the Company the name "NovaSource" and granted the Company a license to use the name "NovaCare" for a period of six months following the effective time of the Merger. A copy of the Transfer and Licensing Agreement is filed as Exhibit (c)(17) hereto and is incorporated herein by reference.

     In order to induce the Company to enter into the Merger Agreement, NovaCare has agreed to deliver to the Company as promptly as practicable after the date of the Merger Agreement, and in any event prior to the purchase of any Shares pursuant to the Offer, (i) a guaranty from NovaCare in form and substance reasonably satisfactory to Parent, pursuant to which NovaCare shall guaranty to Parent the earnings before interest, taxes, depreciation and amortization ("EBITDA") projected to be received by the Company under the PROH Contract which such EBITDA amounts are set forth in Schedule 5.12 of the Merger Agreement and
(ii) an irrevocable letter of credit or surety bond from a reputable and financially sound financial institution or insurance company, or such other security, in each case in form and substance reasonably satisfactory to Parent securing the EBITDA payable with respect to the PROH Contract and the EBITDA set forth in Schedule 5.12 to the Merger Agreement projected to be received by the Company under the Corporate Support Services Agreement.

     In addition, to further induce the Company to enter into the Merger Agreement, NovaCare and the Company executed a letter agreement dated September 8, 1999 (the "Unified/Surety Bond Indemnification Letter") in which NovaCare agreed to indemnify the Company and the Equity Investors (as hereinafter defined) from and against any and all losses, claims, assessments, demands, damages, liabilities, obligations, costs and/or expenses whatsoever sustained or incurred by the Company or the Equity Investors as a result of any action or claim brought by Unified Management Corporation, an Illinois corporation, or its related corporations (collectively, "Unified"), and/or the shareholders of Unified, as a result of the termination of the Agreement of Purchase and Sale dated as of June 16, 1999 (the "Unified Agreement") by and among the Company, Unified and the shareholders of Unified. In addition, the Unified/Surety Bond Indemnification Letter provided that NovaCare would cash collateralize and take all action necessary to cause the Company to be removed as a co-indemnitor with respect to the obligations secured by a $4,580,446 surety bond in which NovaCare and the Company are co-indemnitors of the issuer of such bond. The Company agreed to take all action necessary to cause NovaCare to be removed as co-indemnitor with respect to all other surety bonds that NovaCare and the Company are co-indemnitors of the issuers of such surety bonds. A copy of the Unified/ Surety Bond Indemnification Letter is incorporated herein by reference.

     (2) Arrangements with the Bidder, its Executive Officers, Directors and Affiliates.

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     The following describes material contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and Parent and/or Purchaser and their respective executive officers, directors or affiliates:

                             THE OFFER -- OVERVIEW

     In connection with the Offer, the Company has entered into (i) the Merger Agreement, (ii) a Stockholder Agreement, (iii) a Short-Form Merger Option Agreement, (iv) an Exclusivity Agreement, and (iv) Confidentiality Agreements. Set forth below is a description of the Offer and the agreements that are being entered into in connection therewith. The purpose of the Offer and the Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all of the outstanding Shares not purchased pursuant to the Offer. The transaction is structured as a merger in order to ensure the acquisition by Parent of all the outstanding Shares.

     If the Merger is consummated, Parent's common equity interest in the Company would increase to 100% and Parent would be entitled to all benefits resulting from that interest. These benefits include complete management and control with regard to the future conduct of the Company's business and the right to any increase in its value. Similarly, Parent will also bear the risk of any losses incurred in the operation of the Company and any decrease in the value of the Company.

     Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company and any right to participate in its earnings and any future growth. If the Merger is consummated, non-tendering stockholders will no longer have an equity interest in the Company and instead will have only the right to receive the Offer Price pursuant to the Merger Agreement. Similarly, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

     The following is a summary of certain provisions of various agreements. This summary is not a complete description of the terms and conditions of the agreements and is qualified in its entirety by reference to the full text of the agreements filed with the Commission as exhibits to this Schedule 14D-9 or to the Schedule 14D-1 filed by Parent and Purchaser and they are incorporated herein by reference.

                                MERGER AGREEMENT

     The Offer. The Merger Agreement provides for the making of the Offer as set forth in this Schedule 14D-9 and as described in the Offer to Purchase which is incorporated herein by reference.

     The Company Board. The Merger Agreement provides that Parent, upon the purchase of Shares by Parent or any of its subsidiaries which represent at least a majority of the then outstanding Shares of the Company (the "Minimum Condition"), shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") as is equal to the product of the total number of directors on the Company Board (giving effect to the directors designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent and any of their affiliates bears to the total number of shares of Company Common Stock then outstanding (on a fully diluted basis). The Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company Board and to secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected or appointed.

     The Merger Agreement provides that in the event that Parent's designees are elected or appointed to the Company Board, until the Effective Time, the Company shall use its best efforts to retain as members of the Company Board at least two directors who were directors as of the date of the Merger Agreement ("Independent Directors"), provided that if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director, if any, shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director. If no Independent Director remains,

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the other directors shall designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or Purchaser, and such persons shall be deemed to be Independent Directors. In the event that Parent's designees constitute a majority of the directors on the Company Board, the affirmative vote of a majority of the Independent Directors shall be required after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement if such exercise or waiver materially and adversely affects holders of Shares other than Parent or Purchaser, (c) take action with respect to the retention of counsel and other advisors in connection with the transactions contemplated by the Merger Agreement, or (d) take any other action under or in connection with the Merger Agreement if such action materially and adversely affects holders of Shares other than Parent or Purchaser; provided that if there shall be no such directors, such actions may be effected by unanimous vote of the entire Company Board.

     The Merger. The Merger Agreement provides that Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will thereupon cease, and the Company will be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware. At the effective time of the Merger, each Share then outstanding, other than Shares held by (i) the Company as treasury stock, (ii) Parent or any of its wholly owned subsidiaries including Purchaser, and (iii) stockholders who properly perfect their dissenters' rights under the General Corporation Law of the State of Delaware (the "DGCL"), will be converted into the right to receive the Offer Price.

     Options. The Merger Agreement provides that in consideration for the cancellation of outstanding "in-the-money" options to purchase Shares ("Options"), the Company shall pay to the holders of such Options an amount, in cash, equal to the product of (A) the difference between the Offer Price and the per Share exercise price of such Options multiplied by (B) the number of Shares covered by such Options. Purchaser has been advised by the Company that there are no in-the-money Options. The Company has agreed that with respect to all outstanding "underwater" Options, the Company shall, prior to completion of the Offer, obtain agreements from the holders of Options who are senior management, executive officers, and/or directors of the Company and the officers and directors of NovaCare deemed to have been founders of the Company, to cancel their Options and shall use its best efforts to obtain agreements from all other holders of Options to cancel their Options, and, after such cancellation, there shall be outstanding no more than an aggregate of underwater Options to purchase 75,000 shares held by such other holders of Options. If the Company shall not have obtained the consents of holders of outstanding Options to cancel such Options in accordance with the preceding sentence, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), pay for, and may delay the acceptance for payment of or, subject to certain restrictions, the payment for, any tendered Shares, and may terminate the Offer.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

     - corporate organization, good standing and capitalization, the absence of conflicts with its certificate of incorporation, by-laws, or any agreements to which the Company is a party, filings with the Commission, and financial statements, no undisclosed liabilities, absence of certain changes, taxes, owned and leased real property, title to assets, contractual and other obligations, employee benefit plans and compensation agreements, litigation,

     - compliance with legal requirements,

     - intellectual property,

     - the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters, and receipt of a fairness opinion from CIBC World Markets Corp.
       ("CIBC World Markets").

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     In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things:

     - corporate organization and good standing,

     - the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters,

     - consents and approvals,

     - the absence of conflicts with their respective certificates of incorporation, by-laws, or any agreements to which Parent or Purchaser is a party,

     - financing,

     - share ownership, and

     - brokers and finders.

     Operation of the Business. The Merger Agreement contains customary restrictions relating to the operation of the business prior to the Effective Time including obligations to:

     - conduct the business of the Company according to its ordinary and usual course of business; and

     - use its reasonable best efforts to preserve intact the current business organization of the Company, keep available the services of the current officers and employees of the Company and preserve its relationships with customers, suppliers and others having business dealings with the Company.

     Stockholders' Meeting. In the event that Purchaser does not acquire 90% of the outstanding Shares pursuant to the Offer or otherwise, a stockholder vote will be required to approve the Merger. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, the Company will duly hold a special meeting of its stockholders as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement and will use its best efforts to solicit from holders of Shares proxies in favor of the Merger and take all other action necessary or, in the reasonable opinion of Parent, advisable to secure any vote or consent of stockholders required by the DGCL to effect the Merger.

     Parent has agreed that it will vote, or cause to be voted, all of the shares then owned by Parent, Purchaser or any of its other subsidiaries or Affiliates in favor of approval of the Merger and the adoption of the Merger Agreement.

     No Solicitation. The Company has agreed that it will not directly or indirectly, solicit, initiate or encourage any inquiry, proposal or offer, or participate in or initiate discussions or negotiations with, or provide any information to, any person or group (other than Parent, any of its affiliates or representatives,) concerning any proposal or offer for a merger, share exchange, consolidation, recapitalization, asset acquisition or other business combination or similar transaction involving the Company or any Company subsidiary, or any proposal or offer to acquire an equity interest representing 20% or more of the outstanding Company Common Stock or voting power in, or 20% or more of the fair market value of the assets of, the Company or any Company subsidiary other than the transactions contemplated by the Merger Agreement (an "Alternative Proposal"). However, nothing shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Company Board, after receiving advice from outside counsel, is required under applicable law, provided that the Company may not, except as detailed below, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, any Alternative Proposal, or enter into any letter of intent or agreement with respect to any Alternative Proposal. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment

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pursuant to the Offer, the Company may after providing written notice to Parent, furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group in response to a Superior Proposal (as defined below) and may, after providing written notice to Parent, negotiate and participate in discussions and negotiations with such entity or group concerning a Superior Proposal if: (A) such entity or group has on an unsolicited basis submitted a Superior Proposal, (B) the Company Board believes in good faith, based on the advice of its outside legal counsel, that such action is reasonably necessary in order for the Company Board to comply with its fiduciary obligations to the Company's stockholders under applicable law, (C) the Company furnishes such information to such entity or group pursuant to an appropriate confidentiality agreement on terms no less favorable to the Company than the Confidentiality Agreements between the Equity Investors of Parent and the Company and (D) neither the Company nor any Company subsidiary or affiliate, nor any of their respective officers, directors, employees, representatives or agents, shall have violated any of the restrictions set forth above. The term "Superior Proposal" means an unsolicited bona fide written proposal by a person to acquire more than a majority of the Shares then outstanding on a fully diluted basis or all or substantially all of the assets of the Company, which the Company Board determines in good faith, based on the written advice of the Company's financial advisors, to be more favorable from a financial point of view to the Company's stockholders than the Offer and the Merger, and which is neither subject to the receipt of any necessary financing nor otherwise on terms less favorable than the terms of the Merger Agreement and which in the opinion of the Company Board, based on the written advice of the Company's financial advisors, such entity or group has the financial capacity to consummate.

     The Company has further agreed to immediately notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by the Company, and the Company will immediately communicate to Parent the terms of any proposal, discussion or inquiry which it may receive (and will immediately provide to Parent copies of any written materials received by the Company in connection with such proposal, discussion or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other party which was not previously provided to Parent.

     Except as set forth below, neither the Company Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Alternative Proposal or (iii) cause the Company to enter into any letter of intent or agreement with respect to any Alternative Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, if (A) the Company has received a Superior Proposal which is then pending and which the Company Board has determined to recommend to the Company's stockholders, (B) the Company Board concludes, in good faith, based on the advice of its outside counsel, that in light of such Superior Proposal, the withdrawal or modification of such approval or recommendation is reasonably necessary in order for the Company Board to comply with its fiduciary obligations to the Company's stockholders under applicable law, (C) the Company notifies Parent at least five
(5) business days prior to taking any action with respect to such Superior Proposal, or the withdrawal or modification of its approval or recommendation and (D) the Company gives Parent at least five (5) business days after the Company gives notice to Parent pursuant to clause (C) to match or better such Superior Proposal and Parent fails to or decides not to do so within such five
(5) day period.

     Indemnification and Insurance. The Merger Agreement provides that the Company and the Surviving Corporation, as applicable, will indemnify and hold harmless each present and former director, officer or employee of the Company or any Company Subsidiary against any cost or expenses incurred in connection with, and amounts paid in settlement of, any claim based on such person's status as a director, officer or employee of the Company or any Company Subsidiary and (i) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (ii) otherwise with respect to any act or omission occurring at or prior to the Effective Time, in each case for a period of six (6) years after the Effective Time.

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     The Merger Agreement further provides that the Surviving Corporation will purchase directors' and officers' liability tail insurance covering the persons who are currently covered by the Company's directors' and officers' liability insurance policy for a period of six (6) years on terms that are no less favorable to the covered persons than the terms now applicable to them under the Company's current policy; provided, however, that in no event will Parent or the Surviving Corporation be required to expend more than $125,000; and provided further, that, if the premium for such coverage exceeds such amount, the Surviving Corporation shall purchase a policy with the greatest coverage available for such amount.

     Conditions to the Merger. The respective obligations of each party to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or Purchaser, as the case may be, to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by applicable law, in order to consummate the Merger; (ii) the receipt of any stockholder approval of NovaCare required by the DGCL approving NovaCare's agreement to tender, the grant of the irrevocable proxy and the agreement to sell the Shares owned by NC Resources, Inc., the wholly owned Delaware corporation through which NovaCare controls its Shares ("NC Resources"), to Parent contained in the Stockholder Agreement (the "NovaCare Stockholder Approval"); (iii) (A) no statute, rule, regulation, executive order, decree, ruling or injunction or other order of any governmental entity shall be in effect which prohibits the consummation of the transactions contemplated by the Merger Agreement or which materially limits or restricts the ownership or operation of the business of the Surviving Corporation; and (B) no suit, action or proceeding shall be pending by any governmental entity, the subject matter of which involves the transactions contemplated by the Merger Agreement, which is reasonably likely to materially adversely affect Parent, Purchaser or the Company; (iv) any consents, orders and approvals required of governmental entities for the consummation of the Merger and the other transactions contemplated by the Merger Agreement shall have been obtained and be in effect at the Effective Time; and (v) the purchase of Shares pursuant to the Offer shall have occurred.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval:

          (a) By the mutual consent of Parent, Purchaser and the Company.

          (b) By either of Parent, Purchaser or the Company if: (i) the Effective Time shall not have occurred on or prior to December 31, 1999; provided, however, that the right to terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date; (ii) any governmental entity shall have issued an order, or taken any other action, which permanently restrains or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer, the Merger or the other transactions contemplated by the Merger Agreement and such order or other action shall have become final and non-appealable; or (iii) the NovaCare Stockholder Approval has not been obtained.

          (c) By the Company: (i) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five (5) business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause if the Company is at such time in material breach of its obligations under the Merger Agreement; (ii) if the Company Board shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger in connection with entering into a definitive agreement with respect to a Superior Offer which is then pending, provided that the Company has complied with the provisions of the Merger Agreement, including the notice provisions, described above under the heading "No Solicitation" or (iii) if Parent or Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement or the Short-Form Merger Option

     Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by the Company to Parent or Purchaser, as applicable.

          (d) By Parent or Purchaser: (i) if, prior to the purchase of Shares by Purchaser pursuant to the Offer, (A) the Company shall have notified Parent, in accordance with the terms of the Merger Agreement, of its decision to furnish information to, or shall have negotiated or participated in negotiations or discussions with, a person or entity other than Parent, Purchaser or their affiliates concerning a Superior Proposal,
     (B) the Company Board shall have withdrawn, modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Alternative Proposal, (C) the Company shall have executed a letter of intent or agreement relating to an Alternative Proposal or similar business combination with a person or entity other than Parent, Purchaser or their Affiliates, or (D) the board of directors of NovaCare shall have withdrawn, modified or changed in a manner adverse to Parent or Purchaser its approval of the transactions contemplated by the Stockholder Agreement or its recommendation of the NCES Sale (as defined in NovaCare's proxy statement dated August 13, 1999); (ii) if, prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement or the Short-Form Merger Option Agreement which would give rise to the failure of a condition set forth in paragraph (c) of Annex A to the Merger Agreement, and such breach cannot be or has not been cured within 30 days after the giving of written notice by Parent or Purchaser to the Company; (iii) if NovaCare or NC Resources shall have breached any representation, warranty, covenant or other agreement contained in the Stockholder Agreement, which breach has not been cured within 30 days after the giving of written notice by Parent or Purchaser, (iv) if NovaCare has not received all consents and approvals from its lenders necessary to consummate the transactions contemplated by the Merger Agreement and the Stockholder Agreement, including the unconditional release of all liens on the Shares held by NC Resources and has not delivered evidence of such consents and approvals to Parent; (v) if the Company shall not have obtained and delivered to Parent the guaranty and letter of credit or surety bond or other security in accordance with the terms of the Merger Agreement; (vi) if the Company and the subsidiaries of the Company shall incur or assume indebtedness in excess of the amounts set forth in Section 5.1(xi) of the Merger Agreement; or (vii) if the Company shall not be removed as a co-indemnitor with respect to the Liberty Bond (as defined in the Stockholder Agreement) in accordance with the terms of the Stockholder Agreement.

     Termination Fee; Expenses. Pursuant to the Merger Agreement, if (x) the Company terminates the Merger Agreement pursuant to clause (c)(ii) under the heading "Termination" above; (y) the Company enters into an agreement which accepts or implements a Superior Proposal; or (z) Parent or Purchaser terminates the Merger Agreement pursuant to clauses (d)(i)(B), (d)(i)(C), (d)(i)(D),
(d)(iii), (d)(iv) or (d)(vii) under the heading "Termination" above, then the Company will pay to Parent an amount equal to $4.5 million (the "Termination Fee"). If the Merger Agreement is terminated by Parent or Purchaser pursuant to clauses (d)(i)(A), (d)(ii), (d)(v) or (d)(vi) under the heading "Termination" above or the Company, Parent or Purchaser terminate the Merger Agreement pursuant to clause (b)(iii) under the heading "Termination" above, then the Company will pay to Parent an amount equal to Parent's and Purchaser's reasonable out-of-pocket expenses and fees actually incurred by Parent and Purchaser in connection with the transactions contemplated by the Merger Agreement, the Offer, the Merger and the Stockholder Agreement (the "Expenses"). In addition, if the Merger Agreement is terminated by the Company, Parent or Purchaser pursuant to clauses (b)(iii) or (d)(v) under the heading "Termination," but within one year after such termination the Company shall have executed a letter of intent or agreement relating to an Alternative Proposal or similar business combination with a person or entity other than Parent, Purchaser or their affiliates, then the Company will pay to Parent an amount equal to the difference between the Termination Fee and the Expenses.

                             STOCKHOLDER AGREEMENT

     Concurrently with the execution and delivery of the Merger Agreement, Parent, Purchaser, NovaCare and NC Resources entered into a Stockholder Agreement. In that agreement, NC Resources (i) agreed to tender all of the Shares of the Company which it owns (the "Covered Shares") to Purchaser and (ii) granted to Purchaser an irrevocable proxy to vote the Covered Shares at any meeting of the stockholders of the Company called for the purpose of voting on the Merger and the Merger Agreement and/or to vote against any Alternative Proposal. The Stockholder Agreement also gives Parent the right, at its election, to purchase the Covered Shares at a price per share equal to $2.50, which is the price offered to all stockholders in the Offer. The Stockholder Agreement is incorporated herein by reference.

     The obligations of NovaCare and NC Resources described above are contingent on receiving any approval of the stockholders of NovaCare which is required by Delaware law. NovaCare is committed to duly call a meeting of its stockholders and to use its best efforts to solicit proxies in favor of approval of the matters described above.

     NovaCare and NC Resources have agreed not to solicit, initiate or encourage any inquiry, proposal or offer from a third party to acquire the assets or stock of the Company, NC Resources, or any subsidiary thereof, and to refrain from participating in any discussions or negotiations regarding or furnishing information to any third party in connection with any such inquiry, proposal or offer.

     NovaCare has scheduled a special meeting of its stockholders to be held on September 21, 1999 to vote on matters including those described above. In connection with its special meeting of stockholders, NovaCare circulated a proxy statement and related supplements on or about August 13, 1999, August 26, 1999, September 3, 1999 and September 10, 1999. The Board of Directors of NovaCare recommends a vote for the sale of the NovaCare interest in the Company and agrees to tender the Covered Shares as required by the Stockholder Agreement. If the NovaCare stockholders vote to approve the sale of NovaCare's interest in the Company, the Minimum Condition for the Offer will be satisfied.

                       SHORT-FORM MERGER OPTION AGREEMENT

     Concurrently with the execution and delivery of the Merger Agreement, Parent, Purchaser and the Company entered into a Short Form Merger Option Agreement. That agreement gives Purchaser an option to purchase up to that number of newly issued Shares (the "Option Shares") equal to the number of Shares that, when added to the number of Shares owned by Purchaser and its affiliates immediately following consummation of the Offer, shall constitute 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the Option Shares) for a price per Option Share equal to the Offer Price. The number of Option Shares shall not exceed 19.9% of the Shares outstanding on the date of the agreement. The Short-Form Merger Option Agreement is incorporated herein by reference.

     The option may be exercised at any time after the acceptance for payment by Purchaser of Shares pursuant to the Offer.

                           CONFIDENTIALITY AGREEMENTS

     Each of Fidelity Capital Associates, Inc. ("FCA"), Patricof and AFLAC Incorporated ("AFLAC") executed Confidentiality Agreements, in favor of NovaCare and the Company, dated as of March 26, 1999, March 25, 1999 and February 12, 1999, respectively. The Confidentiality Agreements contain customary provisions pursuant to which, among other matters, the parties agreed, subject to certain exceptions, to keep confidential all nonpublic, confidential or proprietary information concerning the other parties which is furnished to any party in connection with its evaluation of a possible transaction involving Purchaser and the Company (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Purchaser. The parties also agreed, for a period of one year, in the case of FCA and Patricof, and two years, in the case of AFLAC, not to solicit for employment or hire any employee of the Company. The parties further agreed, for a period of three years in the case of FCA, and one year, in the case of Patricof and AFLAC, unless requested in writing by the Company, not to seek, offer or propose to effect or participate in (i) any acquisition of securities or assets of the Company, (ii) any tender offer, merger, or other business combination involving the Company,
(iii) any recapitalization, liquidation or other extraordinary transaction with respect to the Company or (iv) any solicitation of proxies or consents to vote any securities of the Company; provided, however, that these restrictions do not apply, in the case of FCA, to an account over which FCA or its affiliates have investment management or advisory responsibilities and which consists solely of customer client accounts. The Confidentiality Agreements are incorporated herein by reference.

                             EXCLUSIVITY AGREEMENT

     The Company, NovaCare and the Equity Investors executed an Exclusivity Agreement dated as of August 16, 1999. Under the terms of the Exclusivity Agreement, which expired upon the execution of the Merger Agreement on September 8, 1999, the Company and NovaCare agreed that neither they nor any of their subsidiaries or affiliates would, directly or indirectly, solicit or initiate any inquiry, proposal or offer, or participate in or initiate discussions or negotiations with, or provide any information to, any person or group other than the Equity Investors concerning (i) any proposal or offer for a merger, share exchange, consolidation or similar transaction involving the Company or any subsidiary of the Company or (ii) any proposal or offer to acquire any equity interest in, or outside the ordinary course of business consistent with past practice, any of the assets of, the Company or any subsidiary of the Company other than the transactions contemplated by the Merger Agreement. During the term of the Exclusivity Agreement, the Company and NovaCare also agreed to notify immediately the Equity Investors of the existence of any such proposal, discussion, negotiation or inquiry received by either of them and to provide the Equity Investors with the relevant terms thereof. The Exclusivity Agreement is incorporated herein by reference.

                      PLANS FOR THE COMPANY; OTHER MATTERS

     Plans for the Company. The Merger Agreement provides that, promptly after the purchase by Purchaser of at least a majority of the Shares pursuant to the Offer, Purchaser has the right to cause the Company to elect to the Company Board directors designated by Purchaser equal in number to the number of directors, rounded up to the next whole number, as is equal to the product of the total number of directors on the Company Board (after giving effect to the directors designated by Parent) multiplied by the percentage that the number of Shares beneficially owned by Purchaser or any affiliate of Purchaser (including such Shares as are accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding. The Merger Agreement provides that the directors of Purchaser and the officers of the Company at the Effective Time of the Merger will, from and after the Effective Time, be the initial directors and officers, respectively, of the Surviving Corporation.

     Purchaser or an affiliate of Purchaser may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price to be paid pursuant to the Offer. Purchaser and its affiliates also reserve the right to dispose of any or all Shares acquired by them, subject to the terms of the Merger Agreement.

     Except as disclosed herein or in the Offer to Purchase, and except as may be effected in connection with the integration of operations referred to in the Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations or sale or transfer of a material amount of assets, involving the Company or its Subsidiaries, or any material changes in the Company's capitalization, corporate structure, business or composition of its management or the Company Board.

     Stockholder Approval. Under the DGCL, the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to adopt and approve the Merger Agreement and the transactions contemplated thereby. The Company has represented in the Merger

Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the Merger by the Company's stockholders in accordance with the DGCL. In addition, the Company has represented that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock which is necessary to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Therefore, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of the Company will be required to complete the Merger), the only remaining required corporate action of the Company will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. The Merger Agreement provides that Parent will vote, or cause to be voted, all of the Shares then owned by Parent, Purchaser or any of Parent's other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement. In the event that Parent, Purchaser and Parent's other subsidiaries and affiliates become entitled to vote on the approval of the Merger and the Merger Agreement (which would be the case if the Minimum Condition is satisfied and Purchaser were to accept for payment Shares tendered in the Offer), they would have the ability to effect the Merger without the affirmative votes of any other stockholders.

     Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Parent, Purchaser and any other subsidiaries of Parent acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any approval of the Company Board or the stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. Alternatively, Purchaser could exercise options pursuant to the Short-Form Merger Option Agreement to obtain 90% of the outstanding shares. Parent presently intends to effect a short-form merger if permitted to do so under the DGCL.

     Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of their Shares. Dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

     The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

     Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may, under certain circumstances, be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule l3e-3 will not be applicable to the Merger because it is anticipated that the Merger would be effected within one year following consummation of the Offer and in the Merger stockholders would receive the same price per Share as paid in the Offer. If Rule l3e-3 were applicable to the Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction, be filed with the Commission and disclosed to minority stockholders prior to consummation of the transaction.

     Dividends and Distributions. The Merger Agreement provides that from the date thereof until the Effective Time, without the prior written consent of Parent, the Company shall not and shall not permit any of its subsidiaries to
(i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, except that a wholly owned subsidiary of the Company may declare and pay a dividend or make an advance to its parent or the Company; (ii) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock or voting debt, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, capital stock of any class or voting debt of the Company or any of its subsidiaries, other than Shares issued upon the exercise of Options outstanding on the date of the Merger Agreement; (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of the Company or any of the subsidiaries of the Company; or (iv) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock or any instrument or security which consists of or includes a right to acquire such shares.

                            CONDITIONS TO THE OFFER

     The Offer is subject to the condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer, such number of Shares which, when added to the Shares beneficially owned by Parent and Purchaser, would constitute a majority of the Shares outstanding on a fully diluted basis.

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer as provided in the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if in the reasonable judgment of Purchaser, (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or terminated prior to the expiration of the Offer, (ii) the Minimum Condition has not been satisfied, (iii) the NovaCare Stockholder Approval shall not have been obtained, or (iv) at any time on or after the date of the Merger Agreement, and before the time of payment for any Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer) pursuant to the Offer any of the following events shall occur:

          (a) there shall be pending or threatened by a governmental entity, or the Parent, Purchaser or Company shall have received notice from an attorney representing any other person of its intent to commence a suit or proceeding which (i) seeks to prohibit or delay the making or consummation of the Offer or the Merger, (ii) seeks to prohibit or delay or make materially more costly the acquisition by Purchaser or Parent of the Shares or the consummation of the Merger or seeks to prohibit or delay the transactions contemplated by the Stockholder Agreement or the Short-Form Merger Option Agreement, (iii) seeks to require divestiture by Parent or any of its subsidiaries or affiliates of any Shares or seeks to limit their ability to exercise full rights of ownership of the Shares, including voting rights, (iv) seeks to prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation of all or a material portion of their or the Company's businesses or assets, or to compel Parent or Purchaser to dispose of or hold separate any material portion of the business or assets of the Company, Parent or Purchaser or their respective subsidiaries or (v) would reasonably be expected to have a material adverse effect on the Company;

          (b) there shall be any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or made applicable, in each case after the date of the Merger Agreement, to the Offer or the Merger or any other action shall be taken by any governmental entity that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) the representations and warranties of the Company set forth in the Merger Agreement or the Short-Form Merger Option Agreement (without giving effect to any qualification regarding materiality) shall not be true and accurate as of the date of this Agreement and as of the date of consummation of the Offer as though made on or as of such date except those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time which need only be true and accurate as of such date or with respect to such period, all of which failures to be true and accurate in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement); or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement or the Short-Form Merger Option Agreement to be performed or complied with by it;

          (d) the Merger Agreement shall have been terminated in accordance with its terms;

          (e) the Company shall have entered into a definitive agreement, letter of intent or agreement in principle with any person with respect to an Alternative Proposal;

          (f) the Company shall have notified or been required by Section 5.2 of the Merger Agreement to notify Parent of its decision to furnish information concerning its business, properties or assets to or shall have negotiated or participated in negotiations or discussions with a person or entity other than Parent, Sub or their affiliates concerning a Superior Proposal, withdrawn, or modified or changed in a manner adverse to Parent or Sub (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended an Alternative Proposal, or shall have resolved to do any of the foregoing;

          (g) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or in the Nasdaq National Market System, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any limitations or proposed limitations (whether or not mandatory) by any United States governmental authority or agency on the extension of credit by financial institutions,
     (iv) any decline in the Dow Jones Industrial Average or the Standard & Poor's 500 Index in excess of 25% measured from the close of business on the date of the Merger Agreement or (v) in the case of any of the situations in clauses (i) through (iv) inclusive, existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (h) the Company, NovaCare or NC Resources pursuant to or within the meaning of Title 11 of the U.S. Code or any similar federal or state law for the relief of debtors ("Bankruptcy Law"): (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law (a "Custodian") of it or for all or substantially all of its property, (iv) makes a general assignment for the benefit of its creditors or (v) generally is not paying its debts as they become due;

          (i) a court of competent jurisdiction enters an order or decree under a Bankruptcy Law that: (i) is for relief against the Company in an involuntary case, (ii) appoints a Custodian of the Company, NovaCare or NC Resources for all or substantially all of the property of the Company, NovaCare or NC Resources or (iii) orders the liquidation of the Company, NovaCare or NC Resources, and the order or decree remains unstayed and in effect for 60 days;

          (j) there shall have occurred any change, condition, event or development that has, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company;

          (k) either NovaCare or NC Resources shall be in breach of the Stockholder Agreement;

          (l) the Company shall not have obtained the consents of holders of outstanding Options to purchase Shares to cancel such Options in accordance with Section 2.1(d) of the Merger Agreement;

          (m) the Company shall not have delivered to Parent and Purchaser an opinion from a reputable firm to the effect that NovaCare and the Company are solvent as of the time any Shares are accepted for payment;

          (n) NovaCare shall not have obtained all consents of, and approvals to, the transactions contemplated pursuant to the Stockholder Agreement and the Merger Agreement from its lenders in accordance with the provisions of the Stockholder Agreement and delivered evidence of such consents and approvals to Parent and Purchaser;

          (o) the Company shall not have obtained and delivered to Parent a guaranty and letter of credit or surety bond or other security guaranteeing and securing the EBITDA projected to be received by the Company under the PROH Contract and the Corporate Support Services Agreement;

          (p) the Company and the Company's subsidiaries shall have incurred or assumed indebtedness in excess of $3,300,000; or

          (q) the Company shall not have been removed as co-indemnitor with respect to the obligations secured by a $4,580,446 bond in favor of Liberty Mutual Insurance Company.

which in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

     The foregoing conditions are for the sole benefit of Purchaser and Parent and may be waived by Parent or Purchaser in their sole discretion.

     Certain Legal Matters. Except as described herein, none of the Company, Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by Purchaser's acquisition of Shares pursuant to the Offer and the Merger or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required prior to the acquisition of the Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought. While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered.

     State Antitakeover Statutes. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme

Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     Section 203 of the DGCL, in general, prohibits a Delaware corporation that does not opt out of its provisions from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless (i) prior to such time, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and
(b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer; or (iii) at or subsequent to such time, the Business Combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds ( 2/3) of the outstanding voting stock which is not owned by the Interested Stockholder. The Company Board has taken the action necessary to render the restrictions contained in Section 203 inapplicable to the Merger or the other transactions contemplated by the Merger Agreement.

     Although the Company is organized under the laws of the State of Delaware, since it has its principal place of business in Pennsylvania, it may be subject to the Pennsylvania Takeover Disclosure Law (the "PTDL"). The PTDL purports to regulate certain attempts to acquire a corporation which (i) is organized under the laws of Pennsylvania or (ii) has its principal place of business and substantial assets located in Pennsylvania. In Crane Co. v. Lam, 509 F. Supp. 782 (E.D. Pa. 1981), the United States District Court for the Eastern District of Pennsylvania preliminarily enjoined, on grounds arising under the United States constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder. Section 8(a) of the PTDL provides an exemption for any offer to purchase securities as to which the board of directors of the target company recommends acceptance to its stockholders, if at the time such recommendation is first communicated to stockholders the offeror files with the Pennsylvania Securities Commission ("PSC") a copy of the Schedule 14D-1 and certain other information and materials, including an undertaking to notify security holders of the target company that a notice has been filed with the PSC which contains substantial additional information about the offering and which is available for inspection at the PSC's principal office during business hours. The Company Board by unanimous vote has approved the transactions contemplated by the Merger Agreement and recommended acceptance of the Offer and the Merger to the Company's stockholders. While reserving and not waiving its right to challenge the validity of the PTDL or its applicability to the Offer, Purchaser is making a Section 8(a) filing with the PSC in order to qualify for the exemption from the PTDL. Pursuant to Section 10 of the PTDL, Purchaser will submit the appropriate $100 notice filing fee along with the Section 8(a) filing. Additional information about the Offer has been filed with the PSC pursuant to the PTDL and is available for inspection at the PSC office at Eastgate Office Building, 1010 North 7th Street, Harrisburg, PA 17102-1410 during business hours.

     Antitrust. The Offer and the Merger are not subject to the Hart-Scott-Rodino Antitrust Improvements Act.

     Federal Reserve Board Regulations. Regulations G, U and X (the "Margin Regulations") of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. As described in Section 10 of the Offer to Purchase, the financing of the Offer will not be directly or indirectly secured by the

Shares or other securities which constitute margin stock. Accordingly, all financing for the Offer will be in full compliance with the Margin Regulations.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Company Board

     On September 8, 1999, the Company Board, based upon the recommendation of a special committee of disinterested directors comprised of E. Martin Gibson, Harvey V. Fineberg, M.D., Ph.D. and William F. Weld (the "Special Committee") by a unanimous vote of all directors at a special telephonic meeting of the Company Board on such date, determined that the Merger Agreement and the transactions contemplated thereby, including without limitation the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company and approved the Merger Agreement, the purchase of Shares pursuant to the Offer, and the Merger in accordance with Section 203 of the DGCL and the other transactions contemplated thereby, and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement, if required.

     (b) Background; Reasons for the Company Board's Recommendation

     In the fall of 1998, the Company and AFLAC commenced discussions concerning a joint marketing alliance pursuant to which the Company would market AFLAC products to the Company's customers and AFLAC would refer potential new customers to the Company. Interaction between AFLAC and the Company as a result of these discussions resulted in discussions between AFLAC and the Company with respect to the possible acquisition by AFLAC of 100% of the outstanding Shares of the Company.

     On January 29, 1999, AFLAC engaged Merrill Lynch & Co. ("Merrill Lynch") to provide financial advice regarding AFLAC's possible acquisition of 100% of the outstanding stock of the Company. AFLAC and its legal and financial advisors began preliminary due diligence on the Company and engaged in discussions with senior management of the Company, NovaCare, as the largest shareholder, and their advisors regarding the potential acquisition of the Company. As a result of the discussions, AFLAC entered into a confidentiality agreement with the Company on February 12, 1999. AFLAC conducted further due diligence on the Company, and AFLAC, the Company, NovaCare and their respective counsel, investment bankers and advisors engaged in negotiations regarding the terms and conditions of the proposed acquisition. The parties were, however, unable to reach agreement with respect to the proposed acquisition, and the discussions were terminated during the first week of March 1999.

     In March 1999, management of the Company began considering pursuing strategic alternatives. This decision was in response to the announcement by NovaCare that it would be forced to exit selected long-term care markets and would continue to lower expenses by reducing labor costs. In addition, NovaCare announced a definitive agreement to sell its orthotics and prosthetics services business. NovaCare had previously engaged Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), effective June 30, 1998, to assist NovaCare in exploring strategic alternatives. Based on these announcements, the Company and NovaCare determined that they would need to renegotiate the NovaCare Contract to reflect these changes in NovaCare's ongoing service needs. The Company anticipated that the events described above would have an adverse impact on the future operating results of the NovaCare Contract and the Company's rehabilitation temporary staffing services business. The NovaCare Contract was subsequently renegotiated, effective July 1, 1999, and replaced with the PROH Contract and the Corporate Support Services Agreement.

     In addition to the sale of its orthotics and prosthetics services business, NovaCare continued to evaluate its strategic alternatives for obtaining capital to fund its ongoing working capital needs, satisfying its remaining debt obligations and maximizing NovaCare's shareholder value. Such alternatives included the evaluation of NovaCare's long-term care services segment, which was subsequently divested effective June 1, 1999, replacing NovaCare's current debt with long-term financing through a high-yield debt offering or private placement or the sale of one or more of NovaCare's remaining businesses.

     In March 1999, in connection with these developments, NovaCare directed Wasserstein Perella to assist NovaCare in exploring strategic alternatives, which would possibly include the sale of NovaCare's interest in the Company, and the Company engaged the investment banking firm of BancBoston Robertson Stephens, Inc. ("BancBoston") to assist the Company in exploring strategic alternatives, which would possibly include the sale of the Company.

     During the week of March 23, 1999, Wasserstein Perella, with the Company's assistance, prepared a confidential information memorandum and a financial model, and identified at that time 22 potential strategic buyers and 14 potential financial buyers. Each of the potential buyers was then contacted to determine interest in pursuing a transaction with the Company.

     In late March, Patricof and Fidelity Ventures Limited ("Fidelity") were contacted by Wasserstein Perella to determine their interest in pursuing a transaction with the Company. Patricof and an affiliate of Fidelity decided to explore jointly the possibility of acquiring the Company. Patricof and an affiliate of Fidelity entered into confidentiality agreements, dated March 25, 1999 and March 26, 1999, respectively, with the Company.

     On April 12, 1999, Wasserstein Perella, on behalf of the Company, sent letters to potential acquirers of the Company, including Patricof and Fidelity, soliciting non-binding indications of interest in the acquisition of the Company in connection with an auction process to sell the Company.

     On April 19, 1999, Patricof and Fidelity submitted a non-binding indication of interest in purchasing the Company, and subsequently were invited to participate in the next stage of the process.

     Between March 30, 1999 and April 20, 1999, initial meetings and preliminary due diligence was conducted with eight potential buyers. On or about April 19, 1999, Patricof and Fidelity were among five groups that presented initial indications of interest. Patricof and Fidelity were included in the group of three of the five groups that were selected by the Company to proceed with further due diligence leading to definitive proposals being received on May 28, 1999.

     From April 20, 1999, through May 27, 1999, Patricof and Fidelity conducted extensive due diligence activities including various meetings with senior management of the Company.

     On May 4, 1999, Wasserstein Perella, on behalf of the Company, sent letters to potential acquirers of the Company (including AFLAC, Fidelity and Patricof) who expressed a continued interest in the purchase of the Company in which Wasserstein Perella set forth the timing and procedure for submitting final, definitive proposals for the acquisition of the Company. The letters indicated that the proposals should be received by Wasserstein Perella no later than May 17, 1999. Thereafter, the deadline for the submission of final proposals was extended by Wasserstein Perella to May 28, 1999.

     On May 18, 1999, AFLAC submitted an initial, non-binding indication of interest in acquiring the Company. AFLAC was informed at that time by Wasserstein Perella that their bid price was not competitive and AFLAC's participation as a bidder in that auction process ceased.

     On May 25, 1999, Patricof and Fidelity contacted AFLAC to determine whether AFLAC would be interested in joining Patricof and Fidelity in their bid for the Company. AFLAC decided at that point not to join Patricof and Fidelity in their bid for the Company. However, senior management of AFLAC and Fidelity continued to have discussions in June 1999 regarding whether there were other potential opportunities for the two companies to work together in the PEO industry.

     On May 28, 1999, Patricof and Fidelity submitted a formal bid to Wasserstein Perella for the acquisition of the Company. Shortly thereafter Patricof and Fidelity were advised that they were not the high bidder and given the opportunity to increase their bid. Patricof and Fidelity advised Wasserstein Perella that they would not be willing to materially adjust the bid price. Based on these discussions, Wasserstein Perella decided to focus its efforts on another bidder.

     On or about June 2, 1999, the Company informed the bidders (including Patricof and Fidelity) that it would need to revise its financial model due to recent changes in the Company's financial performance and earnings outlook.

     On June 16, 1999, the Company entered into the Unified Agreement by and among the Company, Unified, and the shareholders of Unified (the "Unified Shareholders"). The executed Unified Agreement provided for the acquisition of all of the capital stock of Unified (the "Unified Transaction") by the Company subject (i) to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) the delivery of certain closing documents by Unified and the Unified Shareholders, and (iii) the absence of any material adverse change in the condition of Unified.

     On or before June 29, 1999, the Company received oral expressions of bid valuations from interested bidders. The Company selected the preferred bidder and proceeded to engage in negotiations to attempt to reach a definitive agreement with that bidder. During the first week of July 1999, the Company terminated its discussions with the bidder due to its insistence on NovaCare's receipt of marketable mezzanine financing in conjunction with the bidder's proposed financing structure.

     On July 9, 1999, Wasserstein Perella informed Patricof and Fidelity that the bid process was being reopened because the Company had been unable to reach a definitive agreement with the preferred bidder with respect to the sale of the Company. Thereafter, Patricof and Fidelity had a conference call with senior management of the Company and were informed that the Company had changed its earnings outlook. On July 13, 1999, Patricof and Fidelity notified Wasserstein Perella that additional due diligence, including diligence on the United Transaction, would be required in order for Patricof and Fidelity to formulate a new bid.

     During July, after receiving the approval of the Company and NovaCare, there were several discussions between Patricof, Fidelity and AFLAC about AFLAC's interest in joining with Patricof and Fidelity in a potential new bid for the Company, with the result that on July 23, 1999, AFLAC, Patricof and Fidelity sought and received permission from Wasserstein Perella to allow AFLAC to cooperate and participate with Patricof and Fidelity in any new bid for the Company. (Patricof, Fidelity and AFLAC are collectively referred to as the "Equity Investors.")

     On July 29, 1999, the Equity Investors received a letter from Wasserstein Perella outlining the timetable and requirements for a revised bid proposal. The letter indicated that revised proposals were due by August 4, 1999.

     On August 2, 1999, a meeting was held between the Equity Investors and senior management of the Company for the purpose of updating the Equity Investors on the performance of the Company and the outstanding issues affecting completion of the Unified Transaction.

     On August 4, 1999, the Equity Investors delivered a bid proposal letter to Wasserstein Perella providing for the Equity Investors to make a cash tender offer for the Shares at a price of $2.86 per Share. The Equity Investors' proposal was contingent, among other things, on the execution of definitive agreements, the completion of due diligence and the consummation of the Company's acquisition of Unified.

     During August 12 through 15, 1999, there were additional due diligence activities and negotiations between the Company and the Equity Investors concerning the potential transaction.

     Based on the negotiations between the Equity Investors and the Company over the course of several days, the Equity Investors on August 14, 1999 increased their bid proposal to $2.89 per Share and agreed to the modification of certain provisions of the draft Merger Agreement.

     On August 16, 1999, the Company and the Equity Investors executed an Exclusivity Agreement pursuant to which the Company agreed not to solicit or participate in discussions with any other person concerning the sale of the Company. The agreement stated that it would expire upon the earlier of September 9, 1999 or the execution of the Merger Agreement. The agreement set forth that the parties were negotiating to consummate a transaction whereby the Equity Investors would acquire the Company at a price of $2.89 per Share for all the outstanding Shares of the Company.

     The Company Board held a special telephonic board meeting on August 17, 1999 and, subject to completion of certain language revisions to the Merger Agreement, approved the execution of the Merger Agreement and the Offer at a price of $2.89 per Share. BancBoston delivered its opinion dated August 17,

1999 that the $2.89 bid price was fair, from a financial point of view, to the stockholders (other than NovaCare) of the Company.

     On August 25, 1999, the Company informed the Equity Investors that the chief financial officer and chief information officer of the Company had submitted their resignations. In addition, on August 31, 1999, the Company informed the Equity Investors that it was highly likely that the Unified Transaction would not be closing. Over the course of the next few days, the Equity Investors conducted on-site due diligence interviews with Company management and orally discussed with the Company submitting a revised proposal that took into account the exclusion of the Unified Transaction.

     On September 1, 1999, the Company approached BancBoston about obtaining a new fairness opinion in connection with the exclusion of Unified and a possible revised offer by the Equity Investors. BancBoston and the Company discussed timing and expense issues in light of the fact that BancBoston would have to conduct a new analysis excluding Unified. The Company and BancBoston were not able to reach agreement on the terms for engaging BancBoston in connection with rendering a new fairness opinion.

     On September 3, 1999, the Company executed an engagement letter with CIBC World Markets Corp. ("CIBC World Markets") whereby CIBC World Markets agreed, subject to its evaluation and analysis processes, to render a fairness opinion to the Special Committee in connection with a new offer to purchase all of the outstanding Shares of the Company.

     On September 5, 1999, the Equity Investors discussed with representatives of NovaCare a range of prices that would be acceptable to NovaCare.

     On September 7, 1999, the Equity Investors delivered a revised bid proposal letter to Wasserstein Perella providing for the Equity Investors to make a cash tender offer for the Shares at a price of $2.50 per Share. The Equity Investors' revised proposal reflected the exclusion of the Unified Transaction.

     Negotiations continued over the next few days including final negotiations with respect to the Merger Agreement, Stockholder Agreement and Short-Form Merger Option Agreement. Definitive agreements dated as of September 8, 1999 were executed, and on September 9, 1999, the Company issued a press release announcing the Equity Investors offer to purchase all of the outstanding Shares of the Company for a price of $2.50 per Share. Pursuant to the terms of the Merger Agreement, the Offer was commenced on September 15, 1999.

REASONS FOR THE COMPANY'S RECOMMENDATION

     The Company's Board of Directors, based upon the recommendation of the Special Committee, believes that the Merger Agreement and the Merger are advisable and fair to and in the best interests of the Company and its stockholders and has unanimously approved the Merger Agreement, the Offer and the Merger.

     In reaching it unanimous determination that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, the Company Board discussed the proposed transactions at several Company Board meetings and consulted with the Company's legal and financial advisors as well as with the Company's management. The following are the material factors considered by the Company Board:

          (i) that approximately 64% of the outstanding Shares are held, through NC Resources, by NovaCare and, hence, there is not an active trading market for the Company's Common Stock and, consequently, there is generally a lack of liquidity for the Company's stockholders;

          (ii) the stockholders of the Company are being afforded an opportunity to sell all of their Shares for cash at a price which represents a premium of approximately 25% over the closing market price of the Shares on September 8, 1999, the date of the Company Board's meeting;

          (iii) the opinion of CIBC World Markets, dated September 8, 1999 (the "CIBC Opinion"), to the effect that, as of such date and based upon and subject to certain matters and conditions set forth in such opinion, the offer price of $2.50 per Share, net to the seller in cash, to be received in the Offer and the

     Merger by holders of Company Common Stock other than Parent and Purchaser, any affiliates of Parent or Purchaser, NovaCare, any affiliates of NovaCare and any Company stockholders properly perfecting dissenters' rights was fair to such holders from a financial point of view. The full text of the CIBC Opinion which sets forth the assumptions made, the matters considered and the limitations on the review undertaken, is attached hereto as Annex A hereto and is incorporated herein by reference. The CIBC Opinion is directed only to the fairness, from a financial point of view, of the offer price of $2.50 per Share, net to the seller in cash, to be received by holders of Company Common Stock other than Parent and Purchaser, any affiliates of Parent or Purchaser, NovaCare, any affiliates of NovaCare and any Company stockholders properly perfecting dissenters' rights and is not intended to constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer or how such stockholder should vote on any matters relating to the Merger. Holders of Shares are urged to read the CIBC Opinion in its entirety;

          (iv) the risks associated with the business of the Company;

          (v) the Company Board's view that the terms of the Merger Agreement, as reviewed by the Company Board with its legal advisors, are advisable and fair to the Company and its stockholders;

          (vi) the terms and conditions of the Offer and the Merger Agreement;

          (vii) the representation of Parent and the Purchaser that they will have sufficient funds available to them to consummate the Offer and the Merger and the fact that the Offer is not subject to a financing condition;

          (viii) the scope and detail of the negotiating process that led to the finalization of the Merger Agreement; and

          (ix) the fact, in management's view, that an extensive auction process for the Company had been conducted prior to a decision to sell the Company.

     The main negative factor considered by the Company Board was that the stockholders of the Company would not have a continuing interest in the Company and thus would not be able to participate in any future growth or financial success of the Company.

     The foregoing discussion of the information and factors discussed by the Company Board is not meant to be exhaustive, but includes material factors considered by the Company Board. The Company Board did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the Merger and the Offer are in the best interests of the Company and its stockholders.

     Alternatives. It is expected that, if the Shares were not to be purchased by Purchaser in accordance with the terms of the Offer or if the Merger were not to be consummated, the Company's current management, under the general direction of the Company Board, will continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to an engagement letter (the "Engagement Letter") dated September 3, 1999 by and between CIBC World Markets and the Company, CIBC World Markets agreed to render a fairness opinion to the Special Committee in connection with the $2.50 per Share offer to purchase all of the outstanding Shares. In exchange for CIBC World Markets' services, the Company agreed to pay CIBC World Markets an engagement fee of $75,000 payable in cash upon the execution of the Engagement Letter and an opinion fee of $250,000, payable in cash upon the earlier of the delivery of the oral or written CIBC Opinion. The engagement fee was credited against the opinion fee. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse CIBC World Markets periodically for reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, regardless of whether an Offer or Merger occurs or an opinion is rendered, and to indemnify CIBC World Markets against certain expenses and liabilities incurred in connection with its engagement, including, but not limited to, liabilities under federal securities laws.

     CIBC World Markets and its affiliates, in the ordinary course of business, may from time to time actively trade securities, including derivative securities of the Company or Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best of the knowledge of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser. NovaCare has signed the Stockholder Agreement, obligating it to tender its Shares, subject to the terms of such agreement and applicable law. In addition, the Company has agreed to grant Parent an irrevocable option to purchase up to 19.9% of its Shares pursuant to the Short-Form Merger Option Agreement, exerciseable in certain circumstances.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Item 3(b) or 4(b) above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

   EXHIBIT
   NUMBER                              DESCRIPTION
   -------     ------------------------------------------------------------
(a)(1)    --   Offer to Purchase, dated September 15, 1999 (Incorporated by reference to Exhibit (a)(1) to Schedule 14D-1 filed by
               Purchaser and Parent with the Commission on September 15,
               1999).*
(a)(2)    --   Letter of Transmittal (Incorporated by reference to Exhibit
               (a)(2) to Schedule 14D-1 filed by Purchaser and Parent with the Commission on September 15, 1999).*
(a)(3)    --   Notice of Guaranteed Delivery (Incorporated by reference to
               Exhibit (a)(3) to Schedule 14D-1 filed by Purchaser and
               Parent with the Commission on September 15, 1999).*
(a)(4)    --   Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (Incorporated by reference to
               Exhibit (a)(4) to Schedule 14D-1 filed by Purchaser and
               Parent with the Commission on September 15, 1999).*
(a)(5)    --   Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees (Incorporated by
               reference to Exhibit (a)(5) to Schedule 14D-1 filed by
               Purchaser and Parent with the Commission on September 15,
               1999).*

   EXHIBIT
   NUMBER                              DESCRIPTION
   -------     ------------------------------------------------------------
(a)(6)    --   Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9 (Incorporated by reference to
               Exhibit (a)(6) to Schedule 14D-1 filed by Purchaser and
               Parent with the Commission on September 15, 1999).*
(a)(7)    --   Summary Advertisement (Incorporated by reference to Exhibit
               (a)(7) to Schedule 14D-1 filed by Purchaser and Parent with the Commission on September 15, 1999).*
(a)(8)    --   Opinion of CIBC World Markets Corp. dated September 8, 1999
               (Included as Annex A to the Company's
               Solicitation/Recommendation Statement on Schedule 14D-9).*
(a)(9)    --   Press Release of the Company dated September 9, 1999.
(a)(10)   --   Letter to Stockholders dated September 15, 1999.*
(c)(1)    --   Agreement and Plan of Merger, dated as of September 8, 1999, by and among Parent, Purchaser and the Company (Incorporated by reference to Exhibit (c)(1) to Schedule 14D-1 filed by
               Purchaser and Parent with the Commission on September 15,
               1999).
(c)(2)    --   Stockholder Agreement, dated as of September 8, 1999, by and between Parent, the Company, NC Resources, Inc. and
               NovaCare, Inc. (Incorporated by reference to Exhibit (c)(2)
               to Schedule 14D-1 filed by Purchaser and Parent with the
               Commission on September 15, 1999).
(c)(3)    --   Short-Form Merger Option Agreement, dated as of September 8,
               1999, among Parent, Purchaser and the Company (Incorporated by reference to Exhibit (c)(3) to Schedule 14D-1 filed by
               Purchaser and Parent with the Commission on September 15,
               1999).
(c)(4)    --   Confidentiality Agreement, dated as of March 25, 1999, by
               and between NovaCare, Inc., the Company and Fidelity Capital
               Associates, Inc. (Incorporated by reference to Exhibit
               (c)(4) to Schedule 14D-1 filed by Purchaser and Parent with the Commission on September 15, 1999).
(c)(5)    --   Confidentiality Agreement, dated as of March 26, 1999, by
               and between NovaCare, Inc., the Company and Patricof & Co.
               Ventures, Inc. (Incorporated by reference to Exhibit (c)(5)
               to Schedule 14D-1 filed by Purchaser and Parent with the
               Commission on September 15, 1999).
(c)(6)    --   Confidentiality Agreement, dated as of February 12, 1999, by and between NovaCare, Inc., the Company and AFLAC
               Incorporated (Incorporated by reference to Exhibit (c)(6) to
               Schedule 14D-1 filed by Purchaser and Parent with the
               Commission on September 15, 1999).
(c)(7)    --   Exclusivity Agreement, dated as of August 16, 1999, by and among the Company, NovaCare, Inc. and the Equity Investors
               (Incorporated by reference to Exhibit (c)(5) to Schedule
               14D-1 filed by Purchaser and Parent with the Commission on
               September 15, 1999).
(c)(8)    --   Excerpts from the Company's 1998 Annual Proxy Statement
               dated October 28, 1998 (Incorporated by reference to the
               Company's definitive 1998 Annual Proxy Statement (filed with the Commission on October 27, 1998).
(c)(9)    --   Loren Hulber Transaction Bonus Agreement.
(c)(10)   --   Aven Kerr Transaction Bonus Agreement.
(c)(11)   --   Christina Harris Transaction Bonus Agreement.
(c)(12)   --   James E. Boyd Transaction Bonus Agreement.
(c)(13)   --   Daniel R. Rishavy Transaction Bonus Agreement.
(c)(14)   --   PROH Contract dated as of July 1, 1999, by and between the
               Company and NovaCare, Inc.
(c)(15)   --   Corporate Support Services Agreement dated as of July 1,
               1999 by and between the Company and NovaCare, Inc.
(c)(16)   --   NovaCare Indemnification Letter dated September 8, 1999.
(c)(17)   --   Transfer and Licensing Agreement dated September 8, 1999.
(c)(18)   --   Unified/Surety Bond Indemnification Letter dated September
               8, 1999 (Incorporated by reference to Exhibit (c)(8) to
               Schedule 14D-1 filed by Purchaser and Parent with the
               Commission on September 5, 1999).

---------------
* Included in copies mailed to Stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NOVACARE EMPLOYEE SERVICES, INC.

                                          By /s/     LOREN J. HULBER
                                            ------------------------------------
                                                      Loren J. Hulber
                                               President and Chief Executive
                                                           Officer

Dated: September 15, 1999

                                                                         Annex A


CIBC                                                 CIBC WORLD MARKETS CORP.
     World Markets                                   One World Financial Center
                                                     200 Liberty Street
                                                     New York, NY 10281
                                                     Tel:      212-667-7000
                                                     Fax:      800-999-6726

The Special Committee of the Board of Directors      September 8, 1999
NovaCare Employee Services, Inc.
Valley Forge Corporate Center
2621 Van Buren Avenue
Norristown, PA 19403


Members of the Board

                  You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Special Committee of the Board of Directors as to the fairness to the Holders of the Common Stock (as defined herein) of NovaCare Employee Services, Inc. ("NCES"), from a financial point of view, of the consideration to be received pursuant to the draft Merger Agreement, dated as of August 30, 1999 (the "Merger Agreement"), by and among Plato Holdings, LLC ("Acquiror"), New Plato Acquisition, Inc. ("Acquisition Sub"), and NCES if such draft is executed by each of the parties thereto on the date hereof in the form presented to us. The Merger Agreement provides for, among other things, the commencement by Acquisition Sub of a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of NCES (the "NCES Stock" and, such tender offer, the "Tender Offer"). The offer price provided in the Merger Agreement is $2.50 per share for each share of common stock net to the seller in cash (the "Cash Consideration"). Subsequent to the Tender Offer, Acquisition Sub will merge with and into NCES (the "Merger"). Pursuant to the Merger each outstanding share of NCES Stock not previously tendered will be converted into the right to receive the applicable Cash Consideration (the "Conversion"). NCES will also enter into a Short Form Merger Option Agreement with the Acquiror and the Acquisition Sub (the "Stock Option Agreement"). The Tender Offer, Merger, Conversion and Stock Option Agreement shall be collectively referred to as the "Transaction." Holders of the Common Stock shall be defined as all holders of NCES stock other than Acquiror, Acquisition Sub, any affiliates of Acquiror or Acquisition Sub, NovaCare, Inc., any affiliates of NovaCare, Inc. and any NCES stockholders properly exercising dissenters' rights.

                  In arriving at our Opinion, we:

                  (a) reviewed the Merger Agreement and Stock Option Agreement;

                  (b) reviewed NCES's audited financial statements and certain unaudited financial statements and other information;

                  (c) reviewed financial projections of NCES prepared by NCES's management and held discussions with the senior management with respect to the business and prospects for

The Special Committee of the Board of Directors        CIBC WORLD MARKETS CORP.
NovaCare Employee Services, Inc.
September 8, 1999
Page 2


future growth of NCES, including senior management's views as to the alternative business strategies available to NCES;

                  (d) reviewed public information concerning NCES;

                  (e) reviewed the historical market prices and trading volume for NCES common stock;

                  (f) reviewed and analyzed certain publicly available financial data and historical trading price information for certain public companies we deemed comparable to NCES;

                  (g) reviewed and analyzed certain publicly available information for transactions that we deemed comparable to the Transaction; and

                  (h) performed such analyses and investigations and reviewed such other information as we deemed appropriate.

                  In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by NCES and its employees, representatives and affiliates or which was publicly available. With respect to forecasts of future financial condition and operating results of NCES provided to or discussed with us, we assumed, at the direction of NCES's management, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of NCES's management. We have neither made nor obtained any independent evaluations or appraisals of the assets or the liabilities of NCES. The Opinion rendered herein does not constitute a recommendation of the Transaction over any other alternative transaction which may be available to the Company. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of NCES, or the price at which NCES Stock will trade subsequent to announcement of the Transaction. We do not express any opinion as to (i) the value of any employee agreement or any other agreement or arrangement entered into by parties in connection with the Transaction, or (ii) any tax or other consequence that may result from the Transaction. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

                  As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

The Special Committee of the Board of Directors        CIBC WORLD MARKETS CORP.
NovaCare Employee Services, Inc.
September 8, 1999
Page 3


                  In rendering this Opinion to the Special Committee of the Board of Directors of NCES, we will receive a fee upon the delivery of this Opinion. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of NCES for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

                  Our Opinion does not address, nor were we asked to address, the relative merits of the Tender Offer and the Merger, the Transaction structure, fairness of the structure (other than the Cash Consideration), or terms of the Transaction, nor the other business strategies that the Company's Board of Directors considered or may be considering.

                  We were not authorized, nor were we requested, to solicit and did not solicit third parties regarding alternatives to the Tender Offer and Merger, nor were we involved, or requested to be involved, in the sale process.

                  Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the Holders of the Common Stock in the Transaction is fair to such holders from a financial point of view. This Opinion is for the use of the Special Committee of the Board of Directors of NCES and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of NCES Stock in the Tender Offer or how such stockholder should vote on any matters relating to the Merger.

                  Neither this Opinion nor the services provided by CIBC World Markets in connection herewith may be publicly disclosed or referred to in any manner by NCES without the prior written approval of CIBC World Markets. This Opinion is rendered to you and solely for your benefit only in connection with the subject matter referred to. This Opinion may not be relied upon by you for any other purpose or furnished to, quoted or relied upon by any other person, firm or company for any purpose without our prior written consent. Notwithstanding the foregoing, this Opinion may be included in its entirety and references to this Opinion may be included in any prospectus, proxy statement or solicitation/recommendation statement required to be distributed to the Company's stockholders in connection with the Transaction so long as such inclusion or reference is in form and substance acceptable to CIBC World Markets and our counsel.

                                Very truly yours,



                                CIBC WORLD MARKETS CORP.

                                 EXHIBIT INDEX

   EXHIBIT
   NUMBER                              DESCRIPTION                           PAGE
   -------     ------------------------------------------------------------  ----
(a)(1)    --   Offer to Purchase, dated September 15, 1999 (Incorporated by reference to Exhibit (a)(1) to Schedule 14D-1 filed by
               Purchaser and Parent with the Commission on September 15,
               1999).*.....................................................
(a)(2)    --   Letter of Transmittal (Incorporated by reference to Exhibit
               (a)(2) to Schedule 14D-1 filed by Purchaser and Parent with the Commission on September 15, 1999).*.....................
(a)(3)    --   Notice of Guaranteed Delivery (Incorporated by reference to
               Exhibit (a)(3) to Schedule 14D-1 filed by Purchaser and
               Parent with the Commission on September 15, 1999).*.........
(a)(4)    --   Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (Incorporated by reference to
               Exhibit (a)(4) to Schedule 14D-1 filed by Purchaser and
               Parent with the Commission on September 15, 1999).*.........
(a)(5)    --   Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees (Incorporated by
               reference to Exhibit (a)(5) to Schedule 14D-1 filed by
               Purchaser and Parent with the Commission on September 15,
               1999).*.....................................................
(a)(6)    --   Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9 (Incorporated by reference to
               Exhibit (a)(6) to Schedule 14D-1 filed by Purchaser and
               Parent with the Commission on September 15, 1999).*.........
(a)(7)    --   Summary Advertisement (Incorporated by reference to Exhibit
               (a)(7) to Schedule 14D-1 filed by Purchaser and Parent with the Commission on September 15, 1999).*.....................
(a)(8)    --   Opinion of CIBC World Markets Corp. dated September 8, 1999
               (Included as Annex A to the Company's
               Solicitation/Recommendation Statement on Schedule
               14D-9).*....................................................
(a)(9)    --   Press Release of the Company dated September 9, 1999........
(a)(10)   --   Letter to Stockholders dated September 15, 1999.*...........
(c)(1)    --   Agreement and Plan of Merger, dated as of September 8, 1999, by and among Parent, Purchaser and the Company (Incorporated by reference to Exhibit (c)(1) to Schedule 14D-1 filed by
               Purchaser and Parent with the Commission on September 15,
               1999). .....................................................
(c)(2)    --   Stockholder Agreement, dated as of September 8, 1999, by and between Parent, the Company, NC Resources, Inc. and
               NovaCare, Inc. (Incorporated by reference to Exhibit (c)(2)
               to Schedule 14D-1 filed by Purchaser and Parent with the
               Commission on September 15, 1999). .........................
(c)(3)    --   Short-Form Merger Option Agreement, dated as of September 8,
               1999, among Parent, Purchaser and the Company (Incorporated by reference to Exhibit (c)(3) to Schedule 14D-1 filed by
               Purchaser and Parent with the Commission on September 15,
               1999). .....................................................
(c)(4)    --   Confidentiality Agreement, dated as of March 25, 1999, by
               and between NovaCare, Inc., the Company and Fidelity Capital
               Associates, Inc. (Incorporated by reference to Exhibit
               (c)(4) to Schedule 14D-1 filed by Purchaser and Parent with the Commission on September 15, 1999). .....................
(c)(5)    --   Confidentiality Agreement, dated as of March 26, 1999, by
               and between NovaCare, Inc., the Company and Patricof & Co.
               Ventures, Inc. (Incorporated by reference to Exhibit (c)(5)
               to Schedule 14D-1 filed by Purchaser and Parent with the
               Commission on September 15, 1999). .........................
(c)(6)    --   Confidentiality Agreement, dated as of February 12, 1999, by and between NovaCare, Inc., the Company and AFLAC
               Incorporated (Incorporated by reference to Exhibit (c)(6) to
               Schedule 14D-1 filed by Purchaser and Parent with the
               Commission on September 15, 1999). .........................
(c)(7)    --   Exclusivity Agreement, dated as of August 16, 1999, by and among the Company, NovaCare, Inc. and the Equity Investors
               (Incorporated by reference to Exhibit (c)(5) to Schedule
               14D-1 filed by Purchaser and Parent with the Commission on
               September 15, 1999). .......................................

   EXHIBIT
   NUMBER                              DESCRIPTION                           PAGE
   -------     ------------------------------------------------------------  ----
(c)(8)    --   Excerpts from the Company's 1998 Annual Proxy Statement
               dated October 28, 1998 (Incorporated by reference to the
               Company's definitive 1998 Annual Proxy Statement (filed with the Commission on October 27, 1998). .......................
(c)(9)    --   Loren Hulber Transaction Bonus Agreement. ..................
(c)(10)   --   Aven Kerr Transaction Bonus Agreement. .....................
(c)(11)   --   Christina Harris Transaction Bonus Agreement. ..............
(c)(12)   --   James E. Boyd Transaction Bonus Agreement. .................
(c)(13)   --   Daniel R. Rishavy Transaction Bonus Agreement. .............
(c)(14)   --   PROH Contract dated as of July 1, 1999, by and between the
               Company and NovaCare, Inc. .................................
(c)(15)   --   Corporate Support Services Agreement dated as of July 1,
               1999 by and between the Company and NovaCare, Inc. .........
(c)(16)   --   NovaCare Indemnification Letter dated September 8, 1999. ...
(c)(17)   --   Transfer and Licensing Agreement dated September 8,
               1999. ......................................................
(c)(18)   --   Unified/Surety Bond Indemnification Letter dated September
               8, 1999 (Incorporated by reference to Exhibit (c)(8) to
               Schedule 14D-1 filed by Purchaser and Parent with the
               Commission on September 5, 1999). ..........................

---------------
* Included in copies mailed to Stockholders.